Filed Pursuant to Rule 433
Dated May 15, 2012
Registration Statement No. 333-179956
Supplementing Preliminary Prospectus Supplement Dated May 8, 2012 and
Prospectus dated May 2, 2012

Final Term Sheet

Cedar Realty Trust, Inc.

400,000 Shares of 7.25% Series B Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 Per Share)

Issuer:	Cedar Realty Trust, Inc.

Title of Shares:	7.25% Series B Cumulative Redeemable Preferred Stock (Liquidation Preference $25.00 Per Share)

Underwriters:	MLV & Co. LLC

Sandler O’Neill & Partners, L.P.

Number of Shares:	400,000 shares

Public Offering Price:	$23.00 per share

Yield:	7.8804%

Net Proceeds (before expenses):	$8,910,200.00

Listing/Symbol:	NYSE/“CDR PrB”

Maturity:	Perpetual

Trade Date:	May 15, 2012

Settlement Date:	May 22, 2012 (T+5)

Distribution Rate:	7.25%

Distribution Payment Dates:	February 20, May 20, August 20 and November 20. The initial quarterly distribution payment is scheduled for August 20, 2012. The first distribution on the Series B Preferred Stock will be for more than a full quarter and will reflect distributions accumulated from (but excluding) the date of original issue through August 20, 2012.

Optional Redemption:	The Issuer may not redeem the Series B Preferred Stock prior to May 22, 2017, except in connection with the special optional redemption right discussed below and in limited circumstances relating to the Issuer’s continuing qualification as a REIT for federal income tax purposes. On or after May 22, 2017, the Issuer may, at its option, redeem the Series B Preferred Stock, in whole or from time to time in part, by payment of $25.00 per share, plus all accrued and unpaid distributions to, but not including, the date of redemption. Any partial redemption of the Series B Preferred Stock will be on a pro rata basis.

Special Optional Redemption:	Upon the occurrence of a Change in Control (as defined below), the Issuer will have the option to redeem the Series B Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid distributions to, but not including, the date of redemption. If the Issuer exercises its redemption rights, the holders of Series B Preferred Stock will not have the conversion rights described below.

A “Change of Control” is when, after the original issuance of the Series B Preferred Stock, the following have occurred and are continuing:

•

(x) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Issuer’s capital stock entitling that person to exercise more than 50% of the total voting power of the Issuer’s capital stock entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition), and (y) following the closing of any transaction referred to in clause (x), neither the Issuer nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts (“ADRs”), representing such securities) listed on the NYSE, the NYSE Amex Equities (the “NYSE Amex”) or the NASDAQ Stock Market (“NASDAQ”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or NASDAQ; or

•	a change of control occurs pursuant to the provisions of any shareholder rights plan that the Issuer may adopt in the future.

The “Change of Control Conversion Date” will be a business day that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides the required notice of the occurrence of a Change of Control.

Conversion Rights:	Upon the occurrence of a Change of Control, each holder of Series B Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem the Series B Preferred Stock) to convert some or all of the Series B Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of the Issuer’s common stock per share of Series B Preferred Stock to be converted equal to the lesser of:

•

the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid distributions to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series B Preferred Stock distribution payment and prior to the corresponding Series B Preferred Stock distribution payment date, in which case no additional amount for such accrued and unpaid distribution will be included in this sum) by (ii) the Common Stock Price (as defined in the Issuer’s preliminary prospectus supplement relating to the offering of the Series B Preferred Stock); and

•	10.2041 (the “Stock Cap”), subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration as described in the Issuer’s preliminary prospectus supplement relating to the offering of the Series B Preferred Stock.

If prior to the Change of Control Conversion Date, the Issuer has provided or provides a redemption notice, whether pursuant to its special optional redemption right in connection with a Change of Control or its optional redemption right, holders of Series B Preferred Stock will not have any right to convert the Series B Preferred Stock in connection with the Change of Control

Conversion Right and any shares of Series B Preferred Stock subsequently selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

ISIN:	US1506024074

CUSIP:	150602 407

The issuer has filed a registration statement (including a preliminary prospectus supplement and a related prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the related prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, the Underwriters or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and related prospectus if you request it by calling MLV & Co. LLC at 1-212-542-5882.